
June 13, 2018

Or Eisenberg
Acting Chief Executive Officer and Chief Financial Officer
Wize Pharma, Inc.
5b Hanagar Street
Hod Hasharon, Israel 4527708

> **Re: Wize Pharma, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2018**
> **File No. 333-222889**

Dear Mr. Eisenberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed June 6, 2018

Note 5. Convertible Loans, page F-61

1. In a footnote to the table on page F-62, you noted that the amortization of premium represents the periodic amortization of the balance of the amount that was allocated to the 2016 and 2017 loans upon the 2017 loan amendment into the respective principal amount of such loans. Please provide us the following information:

   - quantify the "balance of the amount that was allocated to the 2016 and 2017 loans,"
   - the amortization period of the premium, and
   - the relevant accounting literature that supports your accounting.

General

2.   We note that you have a pending request for confidential treatment relating to Exhibit 10.1 to your Form 8-K filed June 5, 2018. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

      You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-5019 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Gregory Sichenzia, Esq. - Sichenzia Ross Ference Kesner LLP